Law Offices of Stephen M. Fleming PLLC
49 FRONT STREET SUITE 206  ROCKVILLE CENTRE NEW YORK 11570
TEL  516 833-5034   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

October 30, 2009

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:      Forex International Trading Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 9, 2009
File No. 333-161795

Dear Mr. Shuman:

This firm is counsel to Forex International Trading Corp. (the “Company”). Below, please find our responses to your October 8, 2009 comment letter.

Forepart of the Registration Statement

1.           We note that the securities being registered in this filing are being offered on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933.  Please check the appropriate box on the cover page of the filing.

Response

We have checked the appropriate box indicating that the securities will be offered on a delayed or continued basis.

Cover page of Prospectus

2.           Clarify that this registration statement constitutes the initial public offering of Forex International Trading Corp.’s common stock.

Response

We have revised the cover page of the prospectus to state that this is our initial public offering.

3.           Please revise the cover page and other relevant sections of the prospectus to state clearly that there is no minimum number of shares that must be sold in the offering, the company will retain the proceeds from the sale of any of the offered shares, and that funds will not be returned to investors.  You indicate that the offering is not being underwritten, yet you present information in the prospectus as though all of the shares of common stock will be sold.  Revise throughout to provide investors with information to appropriately inform them of the range of outcomes that are possible as a consequence of the any-and-all, no minimum offering structure.  In this respect, a presentation based on the sale of five or ten percent of the maximum offering should be presented in the use of proceeds and other applicable sections.

Response

We have revised throughout the prospectus to state that there is no minimum number of shares, that the Company will retain the proceeds and that funds will not be returned to investors.  In addition, we have revised the prospectus to provide investors with a description of the consequence of an any or all offering.  We have revised the use of proceeds accordingly.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

4.           Please delete the table in the prospectus summary, which provides information as if all of the proceeds will be received.  In the context of a direct public, no minimum offering, a table of this type is not appropriate as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received.  You can more concisely inform holders of the maximum dollar amount of gross proceeds and the estimated expenses of the offering in text.  Revise throughout the prospectus, as applicable, to address the proceeds to the company if the offering is subscribed to at varying levels, including the Summary, Use of Proceeds and liquidity discussion in Management’s Discussion and Analysis.

Response

We have made the requested changes.

5.           Please delete the second through fifth sentences of the first paragraph as the information contained therein does not appear to be key to investors and appears excessively detailed.

Response

The second through fifth sentences of the first paragraph have been deleted as requested.

Prospectus Summary, page 1

6.           In the first paragraph you express business objectives as events that will take place.  Please revise throughout to express your objectives as goals that may be realized but are not assured.

Response

The first paragraph of the Prospectus Summary as well as the prospectus throughout has been revised to reflect your above request regarding the business objectives section.

7.           You state on page 1 that the company intends to develop and market software for trading foreign currencies, but on page 12 you state that you plan to offer “foreign currency exchange trading” over a web-based proprietary trading system.  Please clarify the description of your proposed business to indicate whether you are proposing to offer online brokerage services or to sell a software product.

Response

We have revised the paragraph on page 1 to clarify that the Company intends to offer a web-based and real time online trading system for foreign exchange trading.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

8.           The term “best efforts” is typically utilized in the context of offerings where there is an independent selling agent that will exercise sales efforts on behalf of the issuer.  Please revise to use the phrase “direct public offering” throughout the filing.

Response

The term “best efforts” has been changed to “direct public offering” where it occurs in the document.

Risk Factors, page 3

9.           Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial.  We will not object if you state that this section includes risks you consider material of which you are currently aware.

Response

The introductory paragraph has been revised to reflect the requested change.

10.         Please prominently place a risk factor in this section that alerts investors that you have not yet developed a product or product design.  Explain the risks and uncertainties regarding your ability to design, develop, and commercialize a product.

Response

A risk factor has been added in this section reflecting your above request regarding the design, development and commercialization of the trading platform.

11.         It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act.  Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Response

A risk factor has been added in this section to reflect your above request regarding raising sufficient capital resources to discharge the anticipated additional administrative costs.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

Our working capital is limited and we will likely need to complete this offering…page 3

12.         You state that your ability to commence and continue operations is contingent on raising additional funds.  Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year from the date of filing.  Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company’s financial condition, the likelihood you will be able to pursue your business plan, and the risks associated with a “no minimum” offering structure.

Response

The above-referenced risk factor has been revised to include the minimum dollar amount of funding required to conduct proposed operations for a minimum period of one year from the date of filing.

Capitalization, page 9

13.         Please revise the capitalization table which assumes that all 20,000,000 shares of common stock being offered will be issued.  In a no minimum offering, it is inappropriate for a pro forma capitalization table to reflect the receipt or application of all offering proceeds.  Please refer to Rule 170 under the Securities Act of 1933.

Response

We have received the capitalization table to provide disclosure relating to the sale of 10,000,000 shares of common stock.

Dilution, page 10

14.         The subheading in the table on page 10 titled, “Assuming Minimum Offering” indicates that there is a minimum amount required in this offering, while your disclosures in the risk factors and Use of Proceeds section indicate that you have not established a minimum amount of proceeds that must be received in this offering before any proceeds may be accepted.  Please advise or revise the chart to remove this subheading.

Response

We have revised the table accordingly.

Use of Proceeds, page 11

15.         You state that the estimate of the proceeds is based on the initial public offering price “before deduction for any commissions or non-accountable expenses [you] may pay to registered broker-dealers, if any.”  We note your disclosure on the cover page that the shares will be offered through your sole officer and director and that you currently have no plans to offer shares through registered broker-dealers.  Please clarify your disclosure in this section to state unequivocally whether you intend to use any registered broker-dealers.

Response

The Use of Proceeds section has been revised to state that the estimate of the use of proceeds is based on the initial offering price before deduction for any commissions, but that we have no plan to pay any commissions.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

Determination of Offering Price, page 11

16.         You list several factors that were considered in setting the offering price on page 11 that differs from the factors disclosed on page 1 such as the “amount of equity and control desired to be retained by the present stockholders.”  Please explain.

Response

We have revised page 1 and page 11 so that each page contains consistent disclosure..

Plan of Distribution: Terms of the Offering, page 12

17.         You state that a portion of the proceeds from this offering will be used to pay the salaries of your officers.  We note that salaries are not specifically listed as a line item in the Use of Proceeds on page 11 and that your sole officer currently does not receive compensation from the company.  Please advise as to whether this compensation is in connection with Mr. Schnapp’s participation in this offering.  Further, revise the chart in the Use of Proceeds section to specifically disclose the amount that will be used to pay Mr. Schnapp’s salary.  Ensure that the description of management’s compensation includes a description of changes in your compensation arrangements that you plan to implement in the event varying portions of the offered securities are successfully sold.

Response

We have deleted the statement relating to the payment of the salaries of the Company’s officers.

Business, page 13

18.         Please revise the disclosure to provide a concise and clear overview of the current status of your business.  We note your disclosure in the Management’s Discussion and Analysis regarding your goals for the next 12 months, but explain what you have achieved since inception to develop a marketable product and explain what remains to be accomplished.  Also, disclose the material terms of any contracts you have with your significant customers and tell us why you have not filed any such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response

We have revised the business description and the Management’s Discussion and Analysis to further describe what has been achieved since inception.  We believe the description in the Management’s Discussion and Analysis adequately describes the Company’s goals for the next 12 months.  We have included this disclosure from the Management’s Discussion and Analysis section in the business section.  The Company has not entered into any material agreements with customers since inception.  The Company does not expect that any any future customer will represent a significant portion of revenue.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

Government Regulation, page 16

19.         Please expand your discussion of the government regulations that are applicable to your business.  This section should provide a meaningful description of the nature of the governmental regulation to which the company’s proposed business will be subject, and the extent to which the company will be subject to registration, inspection, and oversight by regulatory agencies.  Explain whether you are required to obtain any governmental approvals to initiate the activities in your proposed business plan, such as approval of registration as a commodities broker.  See Item 101(h)(1)(vii) of Regulation S-K.  Also, consider whether a risk factor is warranted regarding these governmental approvals and oversight that may require you to comply with objective standards such as capital requirements.

Response

We have revised to further discuss government approvals and regulation.

Management’s Discussion and Analysis or Plan of Operation, page 17

20.         We note that you have omitted a discussion comparing your results of operations.  We believe that providing such a discussion will enhance a reader’s understanding of your financial statements.  Please provide a discussion of your results of operations that enables readers of your financial statements to see the company through the eyes of management.  See Item 303(a) of Regulation S-K ad SEC Release 33-8350.  In this respect, explain the revenues you generated, expenses incurred, and the reasons why you did not incur any cost of revenue.  We refer to Question 110.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation on Regulation S-K.

Response

We have revised the MD&A accordingly.

Liquidity and Capital Resources, page 17

21.         You disclose that you need to raise $200,000 in this offering to satisfy your cash requirements during the next 12 months.  Please amend your filing to clarify how you expect to meet your short and long-term cash requirements for the next 12 months.  Please see Item 303 (a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.  Please expand your disclosure to address the following:

•	State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.
•	Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.
•	Discuss the impact on your business and any course of action you plan to take if you sell less that all of the securities being offered in this registration statement.
•	Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Response

We have revised the liquidity section as requested.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

Management, page 19

22.         According to the Form 10-KSB filed by Emvelco Corp., now known as Yasheng Eco-Trade Corp., with the Commission on April 14, 2008, we note that Moshe Schnapp served as President and Director of Emvelco Corp. from April 2005 to August 2006.  Please advise.

Response

The work history description of Moshe J. Schnapp has been updated to reflect the fact that Moshe Schnapp served as President and Director of Emvelco Corp. from April 2005 to August 2006.

Executive Compensation, page 20

23.         The summary compensation table presented in this section is provided in a format that was superseded upon adoption of new rules in SEC Release 33-8732-A, as modified in Release 33-8876.  Please refer to Item 402(n) of Regulation S-K and revise accordingly.

Response

As per your above request, the Summary Compensation Table has been revised to conform to the requirements if Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 21

24.         Please provide disclosure regarding any “promoters” of your company, as defined in Rule 405 under the Securities Act of 1933.  In this regard, it appears that Moshe J. Schnapp, Sean Schnapp, and Tom Schnapp may be promoters.  See Item 404(d)(2) and Item 401(g) of Regulation S-K.

Response

We have revised the disclosure to state that Moshe Schnapp, our sole executive officer and director, and Sean Schnapp and Tom Schnapp may be considered to be promoters of the Company as defined in Rule 405 under the Securities Act of 1933.

Independent Registered Accounting Firm’s Report, page F-3

25.         We note your disclosures on page F-10 where you indicate that the financial statements have been prepared assuming the company will continue as a going concern.  Tell us how your independent auditors considered AU Section 341 in evaluating whether there was substantial doubt about the company’s ability to continue as a going concern and how they concluded that an explanatory paragraph about the company’s ability to continue as a going concern was not considered necessary.  Please refer to guidance in AU Section 341.

Response

Our auditors have revised their opinion to provide a going concern.

26.         Please revise the report of the Company’s independent registered accounting firm as follows:

•	Include a signed opinion pursuant to Article 2-02(a) of Regulation S-X and Rule 302 of Regulation S-T; and
•	Provide the independent auditor’s opinion with respect to the company’s statement of changes in stockholder’s deficit pursuant to Article 2-02(c) of Regulation S-X.

Response

Our auditor has revised the opinion accordingly.

Note 3. Reporting on the Costs of Start-Up Activities, page F-9

27.         We note from your disclosures on page F-10 that the company has incurred $50,000 of legal fees in connection with the filing of this form S-1, which have been capitalized as start-up costs and are being amortized over 60 months.  Tell us how you determine that these costs were costs of start-up activities within the guidance of Paragraph 8 of SOP 98-5.  To the extent that these are start-up costs, explain further why you believe capitalizing and amortizing such costs is appropriate.  In this regard, we refer you to paragraph 12 of SOP 98-5, which states that costs of start-up activities should be expensed as incurred.  Alternatively, tell us how you considered whether these were expenses of the offering pursuant to SAB Topic 5.A.  Also, please explain your classification of such costs in cash flows from investing activities and tell us why you have not classified these costs in operating cash flows pursuant to the guidance of SFAS 95.

Response

The Company has revised our financial statements to expense costs associated with start-up activities in accordance with paragraph 12 of SOP 98-5.

***

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
October 30, 2009

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

/s/Stephen M. Fleming

Stephen M. Fleming